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                     [LETTERHEAD OF O'MELVENY & MYERS LLP]



                              March
                              18th
                              1 9 9 8



(202) 383-5110
                                                                     543,627-028


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Edgar Policy Department

          Re: New Marriott MI, Inc. Filing on Form 8-A -- Request for Withdrawal of Filing

Dear Sir or Madam:

          On March 16, 1998, New Marriott MI, Inc., a Delaware corporation (the "Company"), filed a Form 8-A Registration Statement pursuant to Section 12(b) of the Securities Exchange Act of 1934 in connection with the listing of the Company's stock on three exchanges in addition to the New York Stock Exchange. On February 13, 1998, the Company filed a Form 10 Registration Statement in connection with listing its stock on the New York Stock Exchange, which Registration Statement is effective.

          The Commission has asked the Company to withdraw the Form 8-A Registration Statement filed on March 16 and to replace it with three separate Form 8-A Registration Statements, one for each additional stock exchange.

          Accordingly, please have the Form 8-A Registration Statement (Accession Number 0000928385-98-000471) removed from the EDGAR filing system.

          Please advise me (202/383-5110) or my colleague Alyssa Grikscheit (212/326-2290) if any further action is required on our part. We would appreciate your notifying us by
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Page 2 - Securities and Exchange Commission - March 18, 1998

telephone (or by fax at 202/383-5414) when the requested deletion has been made.

                                         Sincerely,

                                         /s/ David G. Pommerening

                                         David G. Pommerening
                                         of O'MELVENY & MYERS LLP


cc:  W. David Mann, Esq.
          Marriott International, Inc.